Filed by MKDWELL Tech Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Cetus Capital Acquisition Corp.

Commission File No.: 001-41609

Date: July 31, 2024

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

July 24, 2024

Date of Report (Date of earliest event reported)

CETUS CAPITAL ACQUISITION CORP.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-41609	88-2718139
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Floor 3, No. 6, Lane 99 Zhengda Second Street, Wenshan District Taipei, Taiwan, R.O.C.	11602
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: +886 920518827

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, one Warrant and one Right	CETUU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share, included as part of the Units	CETU	The Nasdaq Stock Market LLC
Warrants included as part of the Units	CETUW	The Nasdaq Stock Market LLC
Rights included as part of the Units	CETUR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

On July 24, 2024, MKDWELL (Jiaxing) Electronic Technology Ltd. (the “Borrower”), a company organized and existing under the laws of China, and MKDWELL Tech Inc. (the “Issuer”), a corporation organized and existing under the laws of the British Virgin Islands, entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the investor identified on the signature page thereto (the “Investor”), pursuant to which the Investor agreed to purchase from the Borrower a convertible promissory note in the aggregate principal amount of RMB35,000,000 (approximately USD $4.8 million) (the “Note”). The closing of the transactions contemplated by the Purchase Agreement shall occur on the business day immediately before the date on which the Business Combination (as defined below) is consummated. The Issuer also agreed that it would issue an additional 150,000 of its ordinary shares to the Investor within ten (10) business days after the Investor receives and provides to the Issuer the applicable permit or approval from the People’s Republic of China authority with respect to the foreign currency exchange regulations to hold such shares, including such required approval pursuant to SAFE Circular No. 37.

The Issuer is a party to that certain Business Combination Agreement (as amended from time to time, the “Business Combination Agreement”, and the transactions contemplated thereby, the “Business Combination”) dated as of June 20, 2023 among Cetus Capital Acquisition Corp. (the “Company” or “Cetus Capital”), MKD Technology Inc., a Taiwan corporation (the “MKD Taiwan”), MKDWELL Limited, a British Virgin Islands company (“MKD BVI”), and the other parties thereto, pursuant to which, among other things, Cetus Capital will merge with and into a newly-formed, wholly-owned subsidiary of the Issuer, and MKD BVI will merge with and into a separate newly-formed, wholly-owned subsidiary of the Issuer, following which mergers each of Cetus Capital and MKD BVI will be a wholly-owned subsidiary of the Issuer. Following the completion of the Business Combination, the Borrower, through MKD BVI, will be an indirect subsidiary of the Issuer.

The Note shall bear interest at the rate of ten percent (10%) per annum, and the entire unpaid principal balance of the Note plus any accrued and unpaid interest thereon (the “Note Amount”) is payable two years from the issuance date. In addition, at any time beginning ninety (90) days after the issuance date of the Note, the Note Amount may be converted into ordinary shares of the Issuer at a price per share equal to the lower of (x) $5.00 or (y) the fifteen (15) trading day volume weighted average price of the ordinary shares of the issuer, provided that in no event will the conversion price be lower than $2.00.

The foregoing summary of the Purchase Agreement and of the Note is qualified in its entirety by reference to the full text of the Purchase Agreement and of the Note, which are filed as Exhibits 10.1 and 10.2 hereto, and which are incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits.

Exhibit No.	Description

10.1	Securities Purchase Agreement dated as of July 24, 2024 by and among MKDWELL (Jiaxing) Electronic Technology Ltd., MKDWELL Tech Inc. and the investor identified on the signature page thereto.
10.2	Form of Convertible Promissory Note to be issued by MKDWELL (Jiaxing) Electronic Technology Ltd.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 30, 2024	CETUS CAPITAL ACQUISITION CORP.

	By:	/s/ Chung-Yi Sun
	Name:	Chung-Yi Sun
	Title:	President & CEO

Exhibit 10.1

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this “Agreement”) is dated as of July 24, 2024, by and among MKDWELL (Jiaxing) Electronic Technology Ltd. (the “Borrower” or “Company”), a company organized and existing under the laws of China, MKDWELL TECH INC. (the “Issuer”), a corporation organized and existing under the Laws of British Virgin Islands (“BVI”), and the purchaser identified on the signature page hereto (including its successors and assigns, the “Holder” or the “Investor”).

WHEREAS, the Investor wish to purchase from the Company, and the Company wishes to sell and issue to the Investor a convertible note of RMB35,000,000 due to mature two years from its issue date (the “Convertible Note”), convertible into ordinary shares of the Issuer, par value, $0.0001 per share (the “Ordinary Shares”);

WHEREAS, on June 20, 2023, Cetus Capital Acquisition Corp. (“Cetus” or “SPAC”) entered into that certain Business Combination Agreement (as it may be amended, restated, supplemented or modified from time to time, the “Business Combination Agreement”) with MKD Technology Inc., a Taiwan corporation (“MKD Taiwan”), MKDWELL Limited, a company incorporated in the BVI (“MKD BVI”, and together with MKD Taiwan and their subsidiaries, including the Borrower, “MKD”), and Ming-Chia Huang, in his capacity as the representative of the shareholders of MKD Taiwan (the “Shareholders’ Representative”), pursuant to which, among other things, the Issuer will acquire 100% of the outstanding equity interest of MKD BVI and as a result, hold indirectly over 51% of the outstanding equity interest of the Borrower upon closing of the business combination (the “Business Combination”);

WHEREAS, the Issuer will become a publicly traded holding company listed on The Nasdaq Stock Market upon closing of the Business Combination, with its Ordinary Shares traded under the symbol of “MKDW” and warrants to purchase Ordinary Shares under “MKDWW”;

WHEREAS, the Issuer, Company and Investor are executing and delivering this Agreement in reliance upon an exemption from securities registration requirements of the Securities Act of 1933, as amended, afforded by the provisions of Section 4(a)(2) and/or Rule 930 of Regulation S promulgated thereunder by the U.S. Securities and Exchange Commission.

NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and each Investor agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01. Definitions. In addition to the terms defined elsewhere in this Agreement, (a) capitalized terms that are not otherwise defined herein have the meanings given to such terms in the Certificate of Designations (as defined herein), and (b) the following terms have the meanings set forth in this Agreement.

“$” or “USD” means United States Dollars.

“¥” or “RMB” means the legal currency of People’s Republic of China.

“Action” shall have the meaning ascribed to such term in Section 3.01(k).

“Affiliate” of any Person means any other Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with such first Person, as such terms are used in and construed under Rule 405 under the Securities Act.

“Board of Directors” means the board of directors of the Company.

“Business Day” means any day except Saturday, Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

“Closing” means the closing of the purchase and sale of the Securities pursuant to Section 2.01.

“Closing Date” means, for the purposes of this transaction, the Business Day immediately before the date when the Business Combination is consummated.

“Commission” means the United States Securities and Exchange Commission.

“Ordinary Shares” means the common stock, par value $0.0001 per share, of the Company, and any other class of securities into which such securities may hereafter be reclassified or changed.

“Ordinary Shares Equivalent” means any convertible security or warrant, option or other right to subscribe for or purchase any additional shares of Ordinary Shares (or any such convertible security, warrant or other right).

“Confidential Investor Questionnaire” means the Confidential Investor Questionnaire attached as Annex A hereto.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“FINRA” means the Financial Industry Regulatory Authority.

“GAAP” shall have the meaning ascribed to such term in Section 3.01(h).

“Liens” shall mean a lien, charge, security interest, encumbrance, right of first refusal, preemptive right or other restriction.

“Material Adverse Effect” shall have the meaning ascribed to such term in Section 3.01(b).

“Permits” shall have the meaning ascribed to such term in Section 3.01(n).

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, an informal investigation or partial proceeding, such as a deposition), whether commenced or threatened.

“Required Approvals” shall have the meaning ascribed to such term in Section 3.01(e).

2

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“SEC Reports” means all reports, schedules, forms, statements and other documents required to be filed by the Company under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such material).

“Securities” means the Convertible Note.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“State Securities Laws” means the securities (“blue sky”) rules, regulations, or other similar laws of a particular state.

“Subscription Amount” means, as to the Investor, the aggregate amount to be paid for Securities purchased hereunder as specified below such Investor’s name on the signature page of this Agreement.

“Subsidiary” means any subsidiary of the Company as set forth in Section 3.01(a) and shall, where applicable, include any direct or indirect subsidiary of the Company formed or acquired after the date hereof. In the case that the Company shall have no subsidiary, then all references herein to “the Company and its Subsidiaries,” “the Company or any Subsidiary,” “the Company and each “Subsidiary,” or the like, in Article III of (and elsewhere in) this Agreement shall be read as references to “the Company.”

“Termination Date” means a date determined by the Company.

“Transaction Documents” means this Agreement, the Convertible Note, and all appendices, exhibits and schedules hereto and thereto and any other documents or agreements executed in connection with the transactions contemplated hereunder.

“Underlying Securities” means the Conversion Shares.

ARTICLE II

PURCHASE AND SALE

Section 2.01 Closing. On the Closing Date, upon the terms and subject to the conditions set forth herein, substantially concurrent with the execution and delivery of this Agreement by the parties hereto, the Company agrees to sell, and Investor agrees to purchase, the Securities. At the Closing, the Investor shall deliver its Subscription Amount payable in cash in Chinese legal currency to the Company, and the Company shall deliver to the Investor its Convertible Note. The Company and each Investor shall deliver the other items set forth in Section 2.02 deliverable at the Closing. Upon satisfaction of the conditions set forth in Section 2.02 and Section 2.03, the Closing shall occur at the offices of the Company’s counsel, or such other location as the parties shall mutually agree or may be closed remotely by electronic delivery of documents.

3

Section 2.02 Closing Deliverables.

(a) By Investor. On or prior to the Closing Date, each Investor shall deliver or cause to be delivered to the Company the following:

(i)	this Agreement, including Annex A, duly executed by such Investor; and

(ii)	such Investor’s Subscription Amount in unrestricted funds by wire transfer to the Company with no restrictions on fund usage pursuant to the wiring instructions provided by the Company in writing.

(b) By the Company. On or prior to the Closing Date, the Company shall deliver or cause to be delivered to the Investor the following:

(i)	this Agreement, duly executed by an authorized officer on behalf of the Company.

(c) By the Issuer. On or prior to the Closing Date, the Issuer shall deliver or cause to be delivered to the Investor the following:

(i)	An officer’s certificate of the Issuer certifying the Issuer’s: (A) resolutions of its Board of Directors (or similar governing body) approving and authorizing the execution, delivery and performance of the Transaction Documents and the transactions contemplated thereby; and (B) the accuracy in all material respects (or, to the extent representations or warranties are qualified by materiality or Material Adverse Effect, in all respects) when made and on the Closing Date of the representations and warranties of the Company and Issuer contained herein (unless as of a specific date therein in which case they shall be accurate as of such date);

(ii)	A fully executed Convertible Note in form attached herein as Annex B; and

(iii)	this Agreement, duly executed by an authorized officer on behalf of the Issuer.

Section 2.03 Closing Conditions.

(a) The obligations of the Company and Issuer hereunder in connection with the Closing are subject to the following conditions being met:

(i)	the accuracy in all material respects on the Closing Date of each Investor’s representations and warranties contained herein;

(ii)	all obligations, covenants and agreements of the Investor required to be performed at or prior to the Closing Date shall have been performed; and

(iii)	the delivery by the Investor of the items set forth in Section 2.02(a) of this Agreement.

(b) The respective obligations of the Investor hereunder in connection with the Closing are subject to the following conditions being met (it being understood that the Investor may waive any of the conditions for any Closing hereafter):

(i)	the accuracy in all material respects (or, to the extent representations or warranties are qualified by materiality or Material Adverse Effect, in all respects) when made and on the Closing Date of the representations and warranties of the Company and Issuer contained herein (unless as of a specific date therein in which case they shall be accurate as of such date);

4

(ii)	all obligations, covenants and agreements of the Company and Issuer required to be performed at or prior to the Closing Date shall have been performed;

(iii)	the delivery by the Company and Issuer of the items set forth in Section 2.02(b) of this Agreement; and

(iv)	there shall have been no Material Adverse Effect with respect to the Company and Issuer since the date hereof.

Section 2.04 Additional Shares. Conditional upon the Closing having taking place, the Issuer shall issue an additional 150,000 (One Hundred Fifty Thousand) Ordinary Shares to the Investor within ten (10) business days after the Investor receives and provides to the Issuer the applicable permit or approval from the PRC authority with respect to the foreign currency exchange regulations to hold such shares, including such required approval pursuant to SAFE Circular No. 37.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Section 3.01 Representations and Warranties of the Company and Issuer. The Company and Issuer hereby represents and warrants to each Investor that, except as set forth in the SEC Reports, which exceptions shall be deemed to be part of the representations and warranties made hereunder, the following representations are true and complete as of the date of the date hereof.

(a) Subsidiaries. Neither the Company nor Issuer has any Subsidiaries other than those disclosed in the SEC Reports.

(b) Organization and Qualification. The Company and Issuer are entities duly incorporated or otherwise organized, validly existing and in good standing under the laws of China and the laws of British Virgin Islands, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. The Company and Issuer are not in violation or default of any of the provisions of its articles of incorporation or bylaws, each, as amended and in effect. There are no other organizational or charter documents of the Company and Issuer. Each Subsidiary is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. The Company and Issuer and each Subsidiary is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not have or reasonably be expected to result in: (i) a material adverse effect on the legality, validity or enforceability of any Transaction Document; (ii) a material adverse effect on the results of operations, assets, business, prospects or condition (financial or otherwise) of the Company and Issuer and its Subsidiaries, taken as a whole, or any of its material assets or lines of business, individually; or (iii) a material adverse effect on the Company’s and Issuer’s ability to perform in any material respect on a timely basis its obligations under any Transaction Document (any of (i), (ii) or (iii), a “Material Adverse Effect”) and no Proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

5

(c) Authorization; Enforcement. The Company and Issuer have the requisite corporate power and authority to enter into and to consummate the transactions contemplated by each of the Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of each of the Transaction Documents by the Company and Issuer and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Company and Issuer and no further action is required by the Company and Issuer, the Board of Directors, the Company’s stockholders, or the Issuer’s stockholders in connection therewith other than in connection with the Required Approvals. Each Transaction Document to which it is a party has been (or upon delivery will have been) duly executed by the Company and Issuer and, when delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligation of the Company and Issuer enforceable against the Company and Issuer in accordance with its terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally; (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies; and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(d) No Conflicts. The execution, delivery and performance by the Company and Issuer of the Transaction Documents to which it is a party, the issuance and sale of the Securities hereunder and the consummation by the Company and Issuer of the other transactions contemplated hereby and thereby do not and will not: (i) conflict with or violate any provision of the Company’s and Issuer’s certificate of incorporation, bylaws or other organizational or charter documents; (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company and Issuer or any Subsidiary, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Issuer or Subsidiary debt or otherwise) or other understanding to which the Company or Issuer or any Subsidiary is a party or by which any property or asset of the Company or Issuer or any Subsidiary is bound or affected; or (iii) subject to the Required Approvals, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or Issuer or any Subsidiary is subject (including federal and State Securities Laws and regulations), or by which any property or asset of the Company or Issuer or any Subsidiary is bound or affected; except in the case of each of clause (ii), such as could not have or reasonably be expected to result in a Material Adverse Effect.

(e) Filings, Consents and Approvals. The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by the Company of the Transaction Documents, other than: (i) such consents, waivers, or authorizations as have been obtained before the Closing; and (ii) the filing of Form D with the Commission and such filings as are required to be made under applicable State Securities Laws (collectively, the “Required Approvals”).

(f) Issuance of the Securities. The Securities are duly authorized and, when issued and/or paid for in accordance with the applicable Transaction Documents, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens other than restrictions on transfer provided for in the Transaction Documents.

(g) Capitalization. Upon closing of the Business Combination, the Issuer shall have 100,000,000 ordinary shares authorized and expects to have not less than 17,246,248 ordinary shares issued and outstanding, which is subject to the adjustment pursuant to the Business Combination Agreement.

(h) SEC Reports. The Issuer has filed its Registration Statement on Form F-4 (File No. 333-277785), which has been declared effective.

6

(i) Material Changes; Undisclosed Events, Liabilities or Developments. Other than as set forth in the SEC Reports, since the date of the latest audited financial statements included within the SEC Reports, except as specifically disclosed in a subsequent SEC Report filed prior to the date hereof: (a) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect, (b) the Issuer has not incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice, and (B) liabilities not required to be reflected in the Issuer’s financial statements pursuant to GAAP or disclosed in filings made with the SEC, (c) the Issuer has not altered its method of accounting, (d) the Issuer has not declared or made any dividend or distribution of cash or other property to its shareholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock, and (e) the Issuer has not issued any equity securities to any officer, director or Affiliate, except pursuant to existing Issuer equity incentive plans. The Issuer does not have pending before the SEC any request for confidential treatment of information. Except for the issuance of the Securities contemplated by this Agreement or as set forth in the SEC Reports, no event, liability, fact, circumstance, occurrence or development has occurred or exists or is reasonably expected to occur or exist with respect to the Issuer or its Subsidiaries or their respective businesses, prospects, properties, operations, assets or financial condition that would be required to be disclosed by the Issuer under applicable securities laws at the time this representation is made or deemed made that has not been publicly disclosed at least one trading day prior to the date that this representation is made.

(j) Acknowledgment Regarding Investor’s Purchase of Securities. The Company and Issuer acknowledge and agree that the Investor is acting solely in the capacity of an arm’s length purchaser with respect to the Transaction Documents and the transactions contemplated thereby. The Company and Issuer further acknowledge that no Investor is acting as a financial advisor or fiduciary of the Company or Issuer (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated thereby and any advice given by any Investor or any of their respective representatives or agents in connection with the Transaction Documents and the transactions contemplated thereby is merely incidental to the Investor’s purchase of the Securities. The Company and Issuer further represent to the Investor that the Company’s and Issuer’s decision to enter into this Agreement and the other Transaction Documents has been based solely on the independent evaluation of the transactions contemplated hereby by the Company and Issuer and its representatives.

(ff) Foreign Corrupt Practices. Neither the Company nor the Issuer norits Subsidiaries, nor to the knowledge of the Company and Issuer, no agent or other person acting on behalf of the Company or Issuer or any Subsidiary, has: (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity; (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds; (iii) failed to disclose fully any contribution made by the Company or Issuer or any Subsidiary (or made by any person acting on its behalf of which the Company and Issuer are aware) which is in violation of law; or (iv) violated in any material respect any provision of the Foreign Corrupt Practices Act.

(gg) Office of Foreign Assets Control. Neither the Company nor the Issuer nor any Subsidiary nor, to the Company’s and Issuer’s knowledge, any director, officer, agent, employee or affiliate of the Company or Issuer or any Subsidiary, is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”).

(hh) U.S. Real Property Holding Corporation. The Company and Issuer are not and have never been a U.S. real property holding corporation within the meaning of Section 897 of the Internal Revenue Code of 1986, as amended, and the Company and Issuer shall so certify upon an Investor’s request.

7

(ii) Bank Holding Company Act. Neither the Company nor the Issuer nor any of its Affiliates is subject to the Bank Holding Company Act of 1956, as amended (“BHCA”) and to regulation by the Board of Governors of the Federal Reserve System (“Federal Reserve”). Neither the Company nor the Issuer nor any of its Affiliates owns or controls, directly or indirectly, five percent (5%) or more of the outstanding shares of any class of voting securities or twenty- five percent (25%) or more of the total equity of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve. Neither the Company nor the Issuer nor any of its Affiliates exercises a controlling influence over the management or policies of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve.

(jj) Money Laundering. The operations of the Company and Issuer and its Subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, applicable money laundering statutes and applicable rules and regulations thereunder (collectively, the “Money Laundering Laws”), and no Action or Proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or Issuer or any Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of the Company and Issuer, threatened.

(ll) Representations. The representations and warranties of the Company and Issuer contained in this Agreement, and the certificate(s) furnished or to be furnished to the Investor at the Closing, when taken as a whole, do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained herein or therein not misleading in light of the circumstances under which they were made. The Company and Issuer acknowledge and agree that the representations contained in section 3.02 shall not modify, amend or affect such Investor’s right to rely on the Company’s and Issuer’s representations and warranties contained in this section 3.01 or elsewhere in this Agreement or any representations and warranties contained in any other Transaction Document, or any other document or instrument executed and/or delivered in connection with this Agreement or the consummation of the transactions contemplated hereby.

Section 3.02 Representations and Warranties of the Investor.

Each Investor, for itself and for no other Investor, hereby represents and warrants as of the date hereof and as of the Closing Date to the Company as follows (unless as of a specific date therein, in which case they shall be accurate as of such date):

(a) Authority; Organization. Such Investor has full power and authority (and, if such Investor is an individual, the capacity) to enter into this Agreement and to perform all obligations required to be performed by it hereunder. If an entity, Such Investor is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with full right, corporate or partnership power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of the Transaction Documents and performance by such Investor of the transactions contemplated by the Transaction Documents have been duly authorized by all necessary corporate or similar action on the part of such Investor. Each Transaction Document to which it is a party has been duly executed by such Investor, and when delivered by such Investor in accordance with the terms hereof, will constitute the valid and legally binding obligation of such Investor, enforceable against it in accordance with its terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies, and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

8

(b) Own Account. Such Investor understands that the Securities are restricted securities’ and have not been registered under the Securities Act or any applicable State Securities Law and is acquiring the Securities as principal for its own account and not with a view to or for distributing or reselling such Securities or any part thereof in violation of the Securities Act or any applicable State Securities Law, has no present intention of distributing any of such Securities in violation of the Securities Act or any applicable State Securities Law and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution the same (this representation and warranty not limiting such Investor’s right to sell the Securities in compliance with applicable federal and State Securities Laws) in violation of the Securities Act or any applicable State Securities Law. Such Investor is acquiring the Securities in the ordinary course of its business.

(c) Non-Transferrable. Such Investor agrees: (i) that the Investor will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to a registration of the Securities under the Securities Act and all applicable State Securities Laws, or in a transaction which is exempt from the registration provisions of the Securities Act and all applicable State Securities Laws; (ii) that the certificates representing the Securities will bear a legend making reference to the foregoing restrictions; and (iii) that the Company and its Affiliates shall not be required to give effect to any purported transfer of such Securities except upon compliance with the foregoing restrictions.

(d) Investor Status. Such Investor is a “non-US person” as defined in Regulation S of the Securities Act. The Investor further makes the representations and warranties to the Company and Issuer set forth on Annex A.

(e) Experience of Such Investor. Such Investor, either alone or together with its representatives, has such knowledge, sophistication, and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities and has so evaluated the merits and risks of such investment. Such Investor is able to bear the economic risk of an investment in the Securities and, at the present time, is able to afford a complete loss of such investment.

(f) General Solicitation. Such Investor undersigned acknowledges that neither the Company nor any other person offered to sell the Securities to it by means of any form of general solicitation or advertising, including, but not limited to: (i) any advertisement, article, notice, or other communication published in any newspaper, magazine or similar media or broadcast over television or radio, or (ii) any seminar or meeting whose attendees were invited by any general solicitation or general advertising.

(g) Confidentiality. Other than to other Persons party to this Agreement and its advisors who have agreed to keep information confidential or have a fiduciary obligation to keep such information confidential, such Investor has maintained the confidentiality of all disclosures made to it in connection with the transaction (including the existence and terms of this transaction).

(h) Foreign Investor. If such Investor is not a United States person, such Investor represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Agreement, including: (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale or transfer of the Securities. The Investor further represents that its payment for, and its continued beneficial ownership of the Securities, will not violate any applicable securities or other laws of its jurisdiction, organization, or domicile.

9

(i) Information from Company and Issuer. Such Investor and its investment managers, if any, have been afforded the opportunity to obtain any information necessary to verify the accuracy of any representations or information presented by the Company in this Agreement and have had all inquiries to the Company answered, and have been furnished all requested materials, relating to the Company and the Offering and sale of the Securities and anything set forth in the Transaction Documents. Neither the Investor nor the Investor’s investment managers, if any, have been furnished any offering literature by the Company or any of its Affiliates, associates, or agents other than the Transaction Documents, and the agreements referenced therein.

(j) Speculative Nature of Investment; Risk Factors. SUCH INVESTOR UNDERSTANDS THAT AN INVESTMENT IN THE SECURITIES INVOLVES A HIGH DEGREE OF RISK. Such Investor acknowledges that: (i) any projections, forecasts or estimates as may have been provided to the Investor are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management, (ii) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service, audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment, and (iii) the Investor has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment. The Investor represents that the Investor’s investment objective is speculative in that the Investor seeks the maximum total return through an investment in a broad spectrum of securities, which involves a higher degree of risk than other investment styles and therefore the Investor’s risk exposure is also speculative. The Securities offered hereby are highly speculative and involve a high degree of risk and Investor should only purchase these securities if Investor can afford to lose their entire investment.

(k) Money Laundering. If an entity, the operations of such Investor are and have been conducted at all times in compliance with applicable Money Laundering Laws.

Section 3.03 The Company acknowledges and agrees that the representations contained in Section 3.02 shall not modify, amend or affect such Investor’s right to rely on the Company’s representations and warranties contained in this Agreement or any representations and warranties contained in any other Transaction Document or any other document or instrument executed and/or delivered in connection with this Agreement or the consummation of the transaction contemplated hereby.

ARTICLE IV

OTHER AGREEMENTS OF THE PARTIES

Section 4.01 Transfer Restrictions.

(a) The Securities may only be disposed of in compliance with state and federal securities laws. In connection with any transfer of Securities other than pursuant to an effective registration statement or Rule 144, the Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Securities under the Securities Act. The Securities may not be sold or transferred by the Investor without the written consent of the Company, which shall not be unreasonably withheld. As a condition of such sale or transfer, any such transferee shall agree in writing to be bound by the terms of this Agreement and shall have the rights of an Investor under this Agreement.

10

(b) The Investor agree to the imprinting, so long as is required by this Section 4.01, of a legend on any of the Securities in the following form:

THIS SECURITY HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY.

(c) Each Investor agrees that such Investor will sell any Securities only pursuant to either the registration requirements of the Securities Act, including any applicable prospectus delivery requirements, or an exemption therefrom, and that if Securities are sold pursuant to a registration statement, they will be sold in compliance with the plan of distribution set forth therein, and acknowledges that the removal of the restrictive legend from certificates representing Securities as set forth in this Section 4.01 is predicated upon the Company’s reliance upon this understanding.

Section 4.02 Reserved.

Section 4.03 Integration. The Company shall not sell, offer for sale, or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Securities to the Investor in a manner that would require the registration under the Securities Act of the sale of the Securities to the Investor.

Section 4.04 Publicity. The Company and the Investor shall consult with each other in issuing any other press releases with respect to the transactions contemplated hereby, and neither the Company nor the Investor shall issue any such press release nor otherwise make any such public statement without the prior consent of the Company with respect to any press release of any Investor, or without the prior consent of each Investor with respect to any press release of the Company mentioning such Investor, which consent shall not unreasonably be withheld or delayed, except if such disclosure is required by law, in which case the disclosing party shall promptly provide the other party with prior notice of such public statement or communication.

ARTICLE V

MISCELLANEOUS

Section 5.01 Termination. This Agreement may be terminated by the mutual consent of all parties, or by the non-breaching party in the event of a material breach by another party.

Section 5.02 Fees and Expenses. The Company and Investor are each responsible for the fees and expenses incurred by them in connection with the negotiation, preparation, execution, delivery and performance of the Transaction Documents, including, without limitation, reasonable attorneys’ and consultants’ fees and expenses, transfer agent fees, fees for stock quotation services, fees relating to any amendments or modifications of the Transaction Documents or any consents or waivers of provisions in the Transaction Documents, fees for the preparation of opinions of counsel, escrow fees, and costs of restructuring the transactions contemplated by the Documents.

11

Section 5.03 Entire Agreement. The Transaction Documents, together with the exhibits and schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

Section 5.04 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile or email:

if to Investor:

To the address set forth on the Investor’s signature page hereto;

if to the Company and Issuer:

If to the Company:

MKDWELL (Jiaxing) Electronic Technology Ltd.

No. 3561 Linggongtang Rd., Daqiao Town, Nanhu District, Jiaxin City, Zhejiang, China

Attn: Ming-Chia Huang

E-mail: chai@mkd.com.tw

If to the Issuer:

MKDWELL Tech Inc.

1F, No. 6-2, Duxing Road, Hsinchu Science Park, Hsinchu City 300, Taiwan

Attn: Ming-Chia Huang

E-mail: chai@mkd.com.tw

with a copy (which shall not constitute notice) to:

Sichenzia Ross Ference Carmel LLP

1185 Avenue of the Americas, 31st Floor

New York, NY 10036

Attn: Huan Lou, Esq.

E-mail: hlou@srfc.law and

Attn: David B. Manno, Esq.

E-mail: dmanno@srfc.law

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any such notice or communication so given or made shall be deemed to have been given or made and to have been received on the day of delivery if delivered, or on the day of e-mailing or sending by other means of recorded electronic communication, provided that such day in either event is a Business Day and the communication is so delivered, e-mailed or sent before 5:00 p.m. Eastern on such day. Otherwise, such communication shall be deemed to have been given and made and to have been received on the next following Business Day.

Section 5.05 Amendments; Waivers. No provision of this Agreement may be waived, modified, supplemented, or amended except in a written instrument signed, in the case of an amendment, by the Company and the Investor or, in the case of a waiver, by the party against whom enforcement of any such waived provision is sought. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right.

12

Section 5.06 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of each Investor (other than by merger). Any Investor may assign any or all of its rights under this Agreement to any Person to whom such Investor assigns or transfers any Securities, provided that such transfer complies with all applicable federal and State Securities Laws and that such transferee agrees in writing with the Company to be bound, with respect to the transferred Securities, by the provisions of the Transaction Documents that apply to the “Investor.”

Section 5.07 No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

Section 5.08 Governing Law. All questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretation, enforcement and defense of the transactions contemplated by any of the Transaction Documents (whether brought against a party hereto or its respective Affiliates, directors, officers, shareholders, employees or agents) shall be instituted in the any court of the State of New York. Each party hereto hereby irrevocably submits to the exclusive jurisdiction of such courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such courts, or such courts are improper or inconvenient venue for such proceeding.

Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by applicable law. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to the Transaction Documents or the transactions contemplated hereby. If any party shall commence an action or proceeding to enforce any provisions of the Transaction Documents, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorney’s fees and other costs and expenses incurred in the investigation, preparation and prosecution of such action or proceeding.

Section 5.09 Survival. The representations and warranties contained herein shall survive the Closing and the delivery of the Securities.

Section 5.10 Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page was an original thereof.

13

Section 5.11 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

Section 5.12 Reserved.

Section 5.13 Replacement of Securities. If any certificate or instrument evidencing any Securities is mutilated, lost, stolen or destroyed, the Company or Issuer, as the case may be, shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof (in the case of mutilation), or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction. The applicant for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs (including customary indemnity) associated with the issuance of such replacement Securities.

Section 5.14 Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, the Investor and the Company will be entitled to seek specific performance under the Transaction Documents. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations contained in the Transaction Documents and hereby agree to waive and not to assert in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.

Section 5.15 Reserved.

Section 5.16 Construction. The parties agree that each of them and/or their respective counsel has reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Transaction Documents or any amendments hereto. In addition, each and every reference to share prices and shares of Ordinary Shares in any Transaction Document shall be subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Ordinary Shares that occur after the date of this Agreement.

Section 5.18 Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

[SIGNATURE PAGES FOLLOW]

14

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date below.

COMPANY:

For and on behalf of
MKDWELL (JIAXING) ELECTRONIC TECHNOLOGY LTD.

By:	/s/ Ming-Chao Huang

Name:	Ming-Chao Huang

Title:	Director

ISSUER:

For and on behalf of
MKDWELL Tech Inc.

By:	/s/ Ming-Chia Huang

Name:	Ming-Chia Huang

Title:	Chief Executive Officer

Acknowledged by:

For and on behalf of
Cetus Capital Acquisition Corp.

By:	/s/ Chung-Yi Sun

Name:	Chung-Yi Sun

Title:	Chief Executive Officer & President

Securities Purchase Agreement Investor Counterpart Signature Page

PURCHASER:

By	/s/ Lu Huang

Name:	Lu Huang

Date:	July 24, 2024

Aggregate Subscription Amount:	RMB 35,000,000

State/Country of Domicile or Formation: n/a______________________________________

Passport No.: ____________________________

Address: _______________________________________________

Emails: ___________________________________

Phone: _____________________________________________________

ANNEX A

NON U.S. PERSON REPRESENTATIONS

The Investor indicating that it is not a U.S. person, severally and not jointly, further represents and warrants to the Company (for these purposes, including the Issuer) as follows:

1.	At the time of (a) the offer by the Company and (b) the acceptance of the offer by such person or entity, of the securities, such person or entity was outside the United States.

2.	Such person or entity is acquiring the securities for such his own account, for investment and not for distribution or resale to others and is not purchasing the securities for the account or benefit of any U.S. person, or with a view towards distribution to any U.S. person, in violation of the registration requirements of the Securities Act.

3.	Such person or entity will make all subsequent offers and sales of the securities either (x) outside of the United States in compliance with Regulation S; (y) pursuant to a registration under the Securities Act; or (z) pursuant to an available exemption from registration under the Securities Act. Specifically, such person or entity will not resell the securities to any U.S. person or within the United States prior to the expiration of a period commencing on the Closing Date and ending on the date that is one year thereafter (the “Distribution Compliance Period”), except pursuant to registration under the Securities Act or an exemption from registration under the Securities Act.

4.	Such person or entity has no present plan or intention to sell the securities in the United States or to a U.S. person at any predetermined time, has made no predetermined arrangements to sell the securities and is not acting as a Distributor of such securities.

5.	Neither such person or entity, its Affiliates nor any Person acting on behalf of such person or entity, has entered into, has the intention of entering into, or will enter into any put option, short position or other similar instrument or position in the U.S. with respect to the securities at any time after the Closing Date through the Distribution Compliance Period except in compliance with the Securities Act.

6.	Such person or entity consents to the placement of a legend on any certificate or other document evidencing the securities.

7.	Such person or entity is not acquiring the securities in a transaction (or an element of a series of transactions) that is part of any plan or scheme to evade the registration provisions of the Securities Act.

8.	Such person or entity has sufficient knowledge and experience in finance, securities, investments and other business matters to be able to protect such person’s or entity’s interests in connection with the transactions contemplated by this Agreement.

9.	Such person or entity has consulted, to the extent that it has deemed necessary, with its tax, legal, accounting and financial advisors concerning its investment in the securities.

10.	Such person or entity understands the various risks of an investment in the securities and can afford to bear such risks for an indefinite period of time, including, without limitation, the risk of losing its entire investment in the securities.

11.	Such person or entity has had access to the Company’s publicly filed reports with the SEC and has been furnished during the course of the transactions contemplated by this Agreement with all other public information regarding the Company that such person or entity has requested and all such public information is sufficient for such person or entity to evaluate the risks of investing in the securities.

12.	Such person or entity has been afforded the opportunity to ask questions of and receive answers concerning the Company and the terms and conditions of the issuance of the securities.

13.	Such person or entity is not relying on any representations and warranties concerning the Company made by the Company or any officer, employee or agent of the Company, other than those contained in this Agreement.

14.	Such person or entity will not sell or otherwise transfer the securities unless either (A) the transfer of such securities is registered under the Securities Act or (B) an exemption from registration of such securities is available.

15.	Such person or entity represents that the address furnished on its signature page to this Agreement is the principal residence if he is an individual or its principal business address if it is a corporation or other entity.

16.	Such person or entity understands and acknowledges that the securities have not been recommended by any federal or state securities commission or regulatory authority, that the foregoing authorities have not confirmed the accuracy or determined the adequacy of any information concerning the Company that has been supplied to such person or entity and that any representation to the contrary is a criminal offense.

ANNEX B

Form of Convertible Note

Exhibit 10.2

THIS CONVERTIBLE PROMISSORY NOTE AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THIS CONVERTIBLE PROMISSORY NOTE HAS BEEN ISSUED PURSUANT TO A SAFE HARBOR FROM REGISTRATION UNDER REGULATION S PROMULGATED UNDER THE SECURITIES ACT. THE SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS (AS SUCH TERM IS DEFINED IN REGULATION S PROMULGATED UNDER THE SECURITIES ACT) UNLESS THE SECURITIES ARE REGISTERED UNDER THE SECURITIES ACT, PURSUANT TO REGULATION S OR PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. FURTHER, HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE MADE EXCEPT IN COMPLIANCE WITH THE SECURITIES ACT.

MKDWELL (JIAXING) ELECTRONIC TECHNOLOGY CO., LTD.

CONVERTIBLE PROMISSORY NOTE

RMB 35,000,000 Principal Amount	Issue Date: July [__], 2024

For value received, MKDWELL (Jiaxing) Electronic Technology Co., Ltd., a Chinese company (the “Company”), promises to pay to ____________________ (the “Holder”), the principal amount of Thirty-Five Million RMB (RMB 35,000,000) (the “Principal Amount”) and Ten Percent (10.0%) annual non-compound interest. This Note is issued pursuant to a loan of the Principal Amount disbursed to the Company on or prior to the Issue Date. This Note is subject to the following terms and conditions. Terms not defined herein shall have the meanings ascribed to them in that certain Securities Purchaser Agreement, dated July 24, 2024 (the “Securities Purchase Agreement”), by and among the Company, Holder and MKDWELL TECH INC., a British Virgin Islands company (the “Issuer”).

1. Maturity. Unless converted or repaid pursuant to Section 2 or Section 3, the entire unpaid principal sum and accrued interest of this Note will be payable no later than 5:00 P.M. (New York Time) on July [__], 2026 (the “Maturity Date”), being two years from the issue date. Upon written consent of the Holder, the Company may release its obligation to repay the unpaid principal amount and accrued interest of this Note by issuance and delivery of ordinary shares of the Issuer at the Conversion Price at the Maturity.

2. Conversion.

(a) Conversion. At the agreement of the Company, Issuer and Holder, upon delivery of a written conversion notice (in the form attached hereto) by the Holder to the Company and Issuer, commencing ninety (90) days after the Issuance Date and ending on the Maturity Date, the whole or any part of the outstanding principal amount and accrued interest under this Note (the “Conversion Amount”) may be converted into ordinary shares of the Issuer, or such other securities or property for which this Note may become convertible as a result of any adjustment described in Section 2(b) at a price per share (the “Conversion Price”) of the lower of (i) USD$5.00 or (ii) the fifteen (15) trading day volume-weighted average price (“VWAP”) of the ordinary shares of the Issuer, as reported by Bloomberg, L.P., prior to the conversion notice date (the “Conversion Notice Date”), provided that in no event will the Conversion Price be lower than USD$2.00, and provided always that the Holder has received the applicable permit from the PRC authority with respect to the foreign currency exchange regulations, including the Letter 37. All conversions of currency shall be determined at the exchange rate published by the Bank of China on the previous business day or such other bank as the Holder and the Issuer may agree.

(b) Adjustment.

(i) In the event of changes in the outstanding ordinary shares of the Issuer by reason of stock dividends, split-ups, recapitalizations, reclassifications, combinations or exchanges of Securities, separations, reorganizations, liquidations, merger, consolidation, acquisition of the Issuer, or the like, the number, class and type of Securities available upon conversion of this Note and the Conversion Price shall be correspondingly adjusted to give the Holder of the Note, on conversion for the same aggregate Conversion Amount, the total number, class, and type of Securities or other property as the Holder would have owned had the Note been converted prior to the event and had the Holder continued to hold such Securities until the event requiring adjustment. The form of this Note need not be changed because of any such adjustment.

1

(ii) Upon the occurrence of adjustment pursuant to this Section 2(b), the Company or Issuer at its expense will, at the written request of the Holder, promptly compute such adjustment in accordance with the terms of this Note and prepare a certificate setting forth such adjustment, including a statement of the adjusted Conversion Price and adjusted number or type of Conversion Shares or other securities issuable upon conversion of this Note (as applicable), describing the transactions giving rise to such adjustments and showing in detail the facts upon which such adjustment is based. Upon written request, the Company or Issuer will promptly deliver a copy of such certificate to the Holder.

(c) Mechanics and Effect of Conversion. No fractional Conversion Shares will be issued upon conversion of this Note and any fractional shares issuable shall be rounded down to the nearest whole number of shares. Upon conversion of this Note pursuant to this Section 2, the Holder shall surrender this Note at the principal offices of the Company. At its expense, the Company or Issuer will, as soon as practicable thereafter, cause to be issued and delivered to such Holder a Book-Share Entry Statement for the number of Conversion Shares to which such Holder is entitled upon such conversion or confirmation of book-entry registration of such Conversion Shares, together with a check payable to the Holder for any cash amounts payable as described herein. Upon conversion of this Note, the Company will be forever released from all of its obligations and liabilities under this Note with regard to any principal amount.

(d) Limitation on Conversion. The Holder shall not have the right to convert any portion of this Note to the extent that after giving effect to such conversion, the Holder, together with any affiliate thereof, would beneficially own (as determined in accordance with Section 13(d) of the Exchange Act and the rules promulgated thereunder) in excess of 4.99% of the number of ordinary shares of the Issuer outstanding immediately after giving effect to such conversion or receipt of shares as payment of interest. The determination of which portion of the Principal amount of this Note is convertible shall be the responsibility and obligation of the Holder. If the Holder has delivered a Conversion Notice for a Principal amount of this Note that would result in the issuance in excess of the permitted amount hereunder, the Company shall notify the Holder of this fact and shall honor the conversion for the maximum Principal amount permitted to be converted on such Conversion Date in accordance with Section 2 and, any Principal amount tendered for conversion in excess of the permitted amount hereunder shall remain outstanding under this Note. The provisions of this Section 2(d) may be waived by a Holder upon not less than 65 days prior written notice to the Issuer.

3. Payment Terms and Prepayment. All payments shall be made in lawful money of the PRC at such place as the Holder hereof may from time to time designate in writing to the Company. Prepayment of the Note is allowed without any penalty.

4. Transfer; Successors and Assigns. The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Notwithstanding the foregoing, the Holder may not assign, pledge, or otherwise transfer this Note without the prior written consent of the Company, except for transfers to affiliates. Subject to the preceding sentence, this Note may be transferred only upon surrender of the original Note for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, a new convertible promissory note for the same principal amount will be issued to, and registered in the name of, the transferee.

5. Governing Law. This Note and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of New York, without giving effect to principles of conflicts of law.

6. Notices. Any notice required or permitted by this Note shall be in writing and shall be deemed sufficient upon receipt, when delivered personally or by courier, overnight delivery service or confirmed e-mail, or forty-eight (48) hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, if such notice is addressed to the party to be notified at such party’s address or e-mail as set forth below or as subsequently modified by written notice. The addresses and e-mail addresses for such communications shall be:

2

If to the Company, to:	The address/email set forth in the Securities Purchase Agreement

If to the Issuer, to:	The address/email set forth in the Securities Purchase Agreement

with a copy (which shall not constitute notice) to:	Sichenzia Ross Ference Carmel LLP 1185 Avenue of the Americas, 31st Floor New York, NY 10036

	Attention:	Huan Lou
	Email:	hlou@srfc.law

If to the Holder, to:		The address/email set forth on the Investor or Holder signature page of the Securities Purchase Agreement (as amended from time to time by the Holder)

7. Amendments and Waivers. Any term of this Note may be amended or waived only with the written consent of the Company and the Holder. Any amendment or waiver effected in accordance with this Section 7 shall be binding upon the Company, the Holder and transferee of this Note.

8. Stockholders, Officers and Directors Not Liable. In no event shall any stockholder, officer or director of the Company be liable for any amounts due or payable pursuant to this Note.

9. Titles and Subtitles. The titles and subtitles used in this Note are used for convenience only and are not to be considered in construing or interpreting this Note.

[THIS SPACE LEFT INTENTIONALLY BLANK; SIGNATURE PAGE FOLLOWS]

3

This Note is executed and delivered as of the Issue Date.

COMPANY:

For and on behalf of
MKDWELL (JIAXING) ELECTRONIC TECHNOLOGY CO., LTD.

By:

Name:	Ming-Chao Huang

Title:	Director

HOLDER:

Name:

Principal Amount: RMB 35,000,000

[Signature Page to Convertible Note]

4

NOTICE OF CONVERSION OF NOTE

TO: MKDWELL (Jiaxing) Electronic Technology Co., Ltd. and MKDWELL TECH INC.

1. The undersigned hereby elects to convert __________ of the principal and interest of the attached Note at an exchange rate of __________ and a Conversion Price of $__________ per ordinary share and receive __________ ordinary shares of MKDWELL TECH INC., a British Virgin Islands company, pursuant to the terms of the attached Note.

2. Conversion. The undersigned elects to convert the attached Note with interest by means of the conversion provision of Section 1 of the Note and tenders herewith payment in full for all applicable transfer taxes, if any.

3. Please issue a certificate or certificates representing said ordinary shares in the name of the undersigned or in such other name as is specified below:

(Name)

(Address)

4. The undersigned represents that the aforesaid ordinary shares are being acquired for the account of the undersigned for investment and not with a view to, or for resale in connection with, the distribution thereof and that the undersigned has no present intention of distributing or reselling such shares.

All capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Note.

Name of Holder

Signature of Authorized Signatory

Print Name and Title

Date

5